[Letterhead of Wilson Sonsini Goodrich & Rosati, P.C.]

April 24, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Amanda Ravitz

Re:	Integrated Silicon Solution, Inc.

Form 10-K for fiscal year ended September 30, 2013

Commission File No. 000-23084

Ladies and Gentlemen:

On behalf of Integrated Silicon Solution, Inc. (the “Company”), we are transmitting the Company’s Memorandum of Response (the “Response Letter”) to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated April 14, 2014 relating to the Company’s Form 10-K for the fiscal year ended September 30, 2013.

If you should have any questions regarding the Company’s Response Letter, please do not hesitate to contact the undersigned at (512) 338-5400.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ J. Robert Suffoletta

J. Robert Suffoletta, Esq.

Enclosure

INTEGRATED SILICON SOLUTION, INC.

MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE

COMMISSION COMMENT

AS SET FORTH IN THE STAFF’S LETTER DATED APRIL 14, 2014

This memorandum sets forth the response of Integrated Silicon Solution, Inc. (the “Company”) to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated April 14, 2014 relating to the Company’s Form 10-K for fiscal year ended September 30, 2013.

This Memorandum is being filed via EDGAR. For convenience, the Company has incorporated the Staff’s comment in bold typeface before its response.

Form 10-K for the Fiscal-Year ended September 30, 2013

Item 11. Executive Compensation, page 73

1. Refer to the Compensation Discussion and Analysis that you have incorporated by reference beginning on page 27 of your proxy statement. We note your disclosure on page 30 that you elected not to disclose your performance targets “because such information involves confidential financial information, the disclosure of which would result in competitive harm to” you. Please provide us with a detailed explanation supporting this conclusion. See, for guidance, Instruction 4 to Item 402(b) of Regulation S-K, and Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations. In addition, in future filings, to the extent that it is appropriate to omit specific goals and metrics, please provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the levels, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Company Response:

The Company acknowledges the Staff’s comment and recognizes the importance of providing appropriate disclosure regarding its variable compensation program. In determining what disclosures should be made, the Company carefully considers the materiality and benefit of the information to investors versus the competitive harm that might come to the Company (and ultimately to the Company’s stockholders) as a result of such disclosures. In this case, for reasons of materiality to investors and competitive harm to the Company, the Company does not consider it appropriate to disclose the specific performance targets set by the Company’s Compensation Committee for purposes of determining the payouts under the Company’s executive bonus program for fiscal 2013 and fiscal 2014. The Company believes its position is supported both by Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations (“CD&I 118.04”).

Materiality Analysis: CD&I 118.04 states that “[a] company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the company’s executive compensation policies or decisions. If performance targets are not material in this context, the company is not required to disclose the performance targets. Whether performance targets are material is a facts and circumstances issue, which a company must evaluate in good faith.” An omitted fact is generally considered to be “material” for purposes of the federal securities laws if “there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote. … [Materiality] contemplates a showing of a substantial likelihood that, under all the circumstances, the omitted fact would have assumed actual significance in the reasonable shareholder’s deliberations.” TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438, 439 (1976). With regard to the materiality of an omitted fact, this analysis is typically determined with a view towards whether there was “a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” Basic, Inc. v. Levinson, 485 U. S. 224, 231 (1988) (quoting TSC Industries, 426 U.S. at 449).

Viewed in the context of other information concerning the Company’s compensation policies that has been disclosed in the Company’s proxy statement, the Company respectfully submits that the performance targets do not meet the threshold of materiality, and that the Company has complied with its disclosure obligations under Item 402. Specifically, reference is made to disclosure of the following information in the Company’s proxy statement: (a) the Company’s strategic objectives relating to executive compensation (please see Compensation and Discussion Analysis p. 27), (b) the various specific performance target goal categories for annual bonuses under the Company’s variable compensation plan (please see Compensation and Discussion Analysis pp. 29-30), (c) the specific weight given to each performance target goal (please see Compensation and Discussion Analysis p. 30), (d) whether the specific performance target goals for annual bonuses were achieved (please see Compensation and Discussion Analysis p. 30), (e) the total potential payout for attainment of the performance target goals, (f) the basis on which the Compensation Committee determines the performance target goals and the difficulty of achieving such goals (please see Compensation and Discussion Analysis p. 30) and (g) total payouts based on actual performance against performance target goals (please see Compensation and Discussion Analysis p. 30).

Taken together, these disclosures allow the public to understand and evaluate the amount each named executive officer of the Company (each “Officer”) can earn by achieving the performance target goals, the extent to which each of the performance target goals was achieved in 2013, the amounts that were actually paid in 2013, the likelihood of the performance target goals being achieved in 2014, the methodology for calculating the amounts paid to each Officer, the performance goals the Compensation Committee is working to incentivize and the weighting of each of the performance target goals. The Company respectfully submits that disclosure of specific quantitative figures for performance target goals would not provide investors with a materially greater understanding of the Compensation Committee’s actions or decisions in respect of the performance target goals.

Competitive Harm Analysis: Even if the Staff is unable to agree with the Company’s determination regarding the materiality of the performance target goals, the Company nevertheless respectfully submits that the quantitative figures representing the performance target goals constitute confidential information of the Company, the disclosure of which would result in competitive harm to the Company’s business. CD&I 118.04 and Instruction 4 to Item 402(b) of Regulation S-K provide that “registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant.” Instruction 4 goes on to state that “[t]he standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. 552(b)(4)) (“FOIA”) and Rule 80(b)(4) (17 CFR 200.80 (b)(4)) thereunder” (“Exemption 4”).

Exemption 4 protects “trade secrets and commercial or financial information obtained from a person and privileged or confidential” matters from the broad public disclosure requirements of FOIA. For Exemption 4 to apply, each of the following three tests must be satisfied: (i) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (ii) such information must be obtained from a person; and (iii) such information must be privileged or confidential. Nadler v. Federal Deposit Insurance Corp., 92 F.3d 93, 95 (2nd Cir. 1996).

A. Commercial or Financial Information.

The term “commercial or financial information” should be given its ordinary meaning, such that Company records are commercial so long as one has a “commercial interest” in them. Public Citizen Health Research Group v. FDA, 704 F.2d 1280, 1290 (D.C. Cir. 1983) (additional citations omitted). The term “commercial” need not be confined to records that “reveal basic commercial operations.” Id. Rather, information is commercial if it pertains or relates to or deals with commerce. See American Airlines, Inc. v. National Mediation Board, 588 F.2d 863, 870 (2d Cir. 1978). Moreover, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.” The Company respectfully submits that the quantitative details of the specific performance target goals in question are indeed commercial information, thereby satisfying the first prong of Exemption 4.

B. Obtained from a Person.

The court in Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986), stated that the term “person” refers to a wide range of entities, including corporations. As the exact description of the performance target goals, if disclosed, would be obtained from the Company, a Delaware corporation, the Company constitutes a “person” within the meaning of Exemption 4. Accordingly, the second prong of Exemption 4 is satisfied.

C. Privileged or Confidential Information.

As the federal courts have interpreted Exemption 4 under FOIA, commercial or financial information is “confidential” if it is not of the type usually released to the public and is of the type that, if released to the public, is likely to cause substantial harm to the competitive position of the person from whom the information was obtained. Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 975 F.2d 871, 879 (D.C. Cir. 1992) (reaffirming National Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974)), cert. denied, 507 U.S. 984 (1993). Evidence of “actual competition and a likelihood of substantial competitive injury” is sufficient to satisfy the “substantial harm” requirement. CNA Fin. Corp. v. Donovan, 830 F.2d 1132, 1152 (D.C. Cir. 1987). It is not necessary to prove actual competitive harm from the release of information. Gulf & Western Industries, Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir 1979). A discussion of both prongs of the confidentiality analysis follows.

a. No Release to the Public. The Company respectfully submits that the first prong of the confidentiality test is satisfied by reason of the fact that the quantitative details of the Company’s performance target goals are not information that the Company releases to the public and the Company has not disclosed such information in the past.

b. Substantial Harm.

i. Actual Competition.

As disclosed in the Company’s Form 10-K, filed on December 13, 2013, the Company is a fabless semiconductor company that designs and markets high performance integrated circuits. The semiconductor industry in general is, and the sub-markets within that industry in which the Company competes are, extremely competitive. The Company currently faces significant competition in its markets and expects intense price and product competition to continue.

ii. Likelihood of Substantial Competitive Injury.

The Company advises the Staff that it has relied on Instruction 4 of Item 402(b) of Regulation S-K in its decision to not disclose the quantitative details of the Company’s performance target goals for fiscal 2013 or fiscal 2014 because it believes that these targets constitute confidential commercial information, the disclosure of which would result in substantial competitive harm to the Company. As disclosed in the Company’s proxy statement, the Company’s performance target goals last year were, and in the current year are, designed to be challenging, require a high level of performance and motivate its executives to drive stockholder value. The disclosure of these specific performance target goals would inform competitors of the Company’s expectations, both historically and prospectively, with respect to its business, as well as its financial and operational strategies. Thus, disclosing the details of the Company’s performance target goals would provide competitors with significant insight into the Company’s plans and enable competitors to identify weaknesses in those plans and exploit them to their advantage by reallocating resources and shifting tactics to potentially increase R&D spending or sales and marketing expenses, attempt to accelerate new products to market or advertise in a manner to attempt to take advantage of the Company’s weaknesses. In addition, by considering such information over a period of years and comparing it to the Company’s actual results, competitors could ascertain how the Company reacts to performance that was better or worse than its own expectations, including how and when the Company decides to allocate and distribute its resources, vary its pricing strategies and interact with suppliers. Such information could be used to predict the Company’s behavior in the future to the Company’s substantial competitive disadvantage.

In addition, knowledge by the Company’s competitors of the Company’s specific performance target goals could also be used when recruiting and/or seeking to attract the Company’s executives. If the Company were required to disclose the specific performance target goals, its competitors would know precisely how the various performance metrics would affect the Company’s executives’ overall compensation and could design more attractive compensation packages designed to lure away or distract the Company’s executives or other top talent.

In view of these considerations, the Company has concluded that disclosure of the quantitative details of the Company’s specific performance target goals for fiscal 2013 or fiscal 2014 would cause substantial competitive harm to the Company by revealing confidential and commercially sensitive information regarding the Company’s expectations, objectives and patterns of decision making for financial, operational, product and business performance, and that disclosure of the specific performance target goals is not material to an understanding of the Company’s compensation policies and decisions and would place it at a significant competitive disadvantage. As a result, the Company has determined under Instruction 4 of Item 402(b) of Regulation S-K not to disclose the specific quantitative performance target goals under the Company’s annual bonus plan. In lieu of disclosing such targets, the Company has, in the last paragraph on page 30 of the proxy statement, as required by Instruction 4 of Item 402(b) of Regulation S-K, provided a discussion of how difficult it will be to achieve the undisclosed performance target goals.

In consideration of the facts and circumstances discussed above, including the need for investors to be provided with adequate information about the Company’s variable compensation program, the lack of materiality of information regarding the Company’s specific performance target goals and the need for the Company to protect its confidential competitive information from disclosure, the Company respectfully submits that the substantial negative impact on the Company that would be likely to result from a disclosure of competitive, confidential information regarding the Company’s performance target goals, and the resulting harm to stockholders, outweighs any marginal increase to the overall mix of information available to stockholders and the general public. The Company respectfully submits that the level of disclosure it has provided in its 2013 proxy statement provides a sufficient amount of information to the Company’s stockholders and the public about the variables, purpose, function, difficulty and results of the Company’s variable compensation program.

General Matters

In addition, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Integrated Silicon Solution, Inc.

By:	/s/ John M. Cobb
John M. Cobb,
Chief Financial Officer

April 24, 2014